EXHIBIT 21

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation
China Tehong Energy Corporation	BVI
China Tehong Energy Corporation HK Limited	HK
Beijing Tehong Energy Technology Consulting Co., Ltd.	PRC
Inner Mongolia Tehong Coal Group Co. Ltd.	PRC
Inner Mongolia Zhunger Heat Power Co., Ltd	PRC